DOUGHP

Invest In Doughp!

I'm so excited to announce that we just released a community investment round where YOU can invest in Doughp - **starting from just $100!**

Investing will help fuel our mission to break the stigma around mental health & addiction recovery - one bite at a time! An investment in Doughp is an investment in hope.

Ready to grow with us and *officially* join the Doughp fam?!

Let's dough this thing - together!

Kelsey Moreira

Doughp Founder



INVEST FOR AS LITTLE AS $100


DOUGHP
LEGIT COOKIE DOUGH
COOKIE MONSTA
COOKIES & CREAM COOKIE DOUGH
DOUGHP
LEGIT COOKIE DOUGH
DUNK ON 'EM
DOUGHP
LEGIT COOKIE DOUGH
BROWNIE BEAST
DOUGHP
LEGIT COOKIE DOUGH
RIDE OR DIE

DOUGHP

Make an impact with your money.

INVEST IN DOUGHP TODAY

We all know investments can be good for the wallet, but what if you could also do some real good in the world? Invest in Doughp today and you'll help our mission continue to grow!



Hear From Investors Like You!

I invested for two reasons. First, Doughp tastes great! Secondly, as a mental health and substance use therapist, I believe in recovery and love that Kelsey gives back!"

-Kelley P.

INVEST IN DOUGHP TODAY

I invested because your cause resonates with me. I have had family members struggle with addiction. Also, your products are amazing! Thank you for the opportunity to help you and your amazing edible cookie dough shoot for the stars!!"

-Stacey M.

INVEST IN DOUGHP TODAY

It's awesome to have a cause behind a brand, a cause I'm personally affected by as well. Also, it's damn good cookie dough that's replaced me buying ice cream!"

-Sharon F.

INVEST IN DOUGHP TODAY


DOUGHP
COOKIE DOUGH DROPS
DOUGHP
COOKIE DOUGH DROPS
DOUGHP
COOKIE DOUGH DROPS
DOUGHP
COOKIE DOUGH DROPS

Want in on our mission? We're raising funds to support our rapid growth and we're opening up the opportunity to invest in Doughp to our biggest supporters first!

Our friends & family (that's you!) get the chance to invest for an exclusive period before it goes public on April 5th.

INVEST FOR AS LITTLE AS $100

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Early access to invest in Doughp today (as little as $100!)

Unsubscribe

Hey, Kelsey!

We've been on an epic journey through these last 6 years together! We've served more than 750,000 customers — and thanks to your support have been able to donate more than $100,000 to mental health & addiction recovery nonprofits.

We have some big plans ahead of us after launching in more than 1000 grocery store doors last year (including Costco, Target, Kroger, and more!) In order to keep up with the growth, we're raising capital to expand our marketing, R&D, and our team.

On that note, I've got some great news to share today...

We're opening up the opportunity to invest in Doughp to YOU, our community.
Our friends & family (that's you!) get the chance to invest for an exclusive period before it goes public on April 5th. This means you get first dibs to reserve your investment!

Become an investor in Doughp today to receive special early bird terms!

Thank you from the bottom of my heart. I'll be doing some happy dances watching some of you truly join the Doughp family *officially!*

As always... Have a Doughp day!
Kelsey Moreira
Founder & Fearless Leader
Doughp

PS: Interested in receiving stakeholder updates as you consider an investment in Doughp? Click any link in this email and we'll keep you in the loop!

Legal jargon we have to include: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Kelsey MAR 31

Hey, Kelly!

How amazing would it be to invest in one of your favorite companies?

Well, we're giving you the chance NOW.

We're raising funds to support our rapid growth and we're opening up the opportunity to invest in Doughp to YOU, our community.

Our friends & family (that's you!) get the chance to invest for an exclusive period before it goes public on April 5th.

Check out our Wefunder pitch to see the details and invest !

Thank you from the bottom of my heart. This community has always meant so much to me, and I'm excited for you to join the team!

As always... Have a Doughp day!
Kelsey Moreira
Founder & Fearless Leader
Doughp

Legal jargon we have to include: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Kelsey Moreira Author

1d •••

Founder & Fearless Leader @ Doughp | Forbes 30 Under 30 |...

➡️ INVEST HERE: https://wefunder.com/doughp/

Welcome to the Doughp family!

Legal disclaimers: https://bit.ly/obligatoryboringlegalstuff

Like · 👍 2 | Reply



Kelsey Moreira

Founder & Fearless Leader @ Doughp | Forbes 30 Under 30 | Addiction Recovery Advocate

Followers 8,669

Talks about #cpg, #branding, #ecommerce, #marketing, and #mentalhealth



Kelsey Moreira • You

Founder & Fearless Leader @ Doughp | Forbes 30 Under 30 | Addi...

1d •

WOAH. So blown away. Over $200k raised in our first day!?!?!

A number of people wrote me asking if we were already oversubscribed, but we're not! There's still room for you to invest!

📣📣 We hit our first goal, but our max goal is $615k so there is still room for you to get in on this round! 📣📣

wefunder.com/doughp

Thank you to every single investor and a big giant warm welcome to the Doughp family! YOU are proving that we're so much more than just cookie dough.

Had to share two of the most heartwarming messages from investors so far:

❤️ "I am also embarking in sobriety. I've loved this company for years, and I finally can give back to Doughp. The emails I get from this company always make me smile, and they have often lifted my depression enough to get back to life again. Thank you Doughp, and Kelsey!" - Gracie K.

❤️ "I first found Doughp online as a Christmas gift for our (adult) daughter. THEN I found out the history of the company, and it's so fitting because our daughter has dealt with depression and self-esteem issues, and cookie dough is a shared love of ours. This company just has such an incredible positive message, I'm happy to be part of it." - Lynda D.





Kelsey Moreira

Founder & Fearless Leader @ Doughp | Forbes 30 Under 30 | Addiction Recovery Advocate

View full profile



Kelsey Moreira • You

Founder & Fearless Leader @ Doughp | Forbes 30 Under 30 | Addiction Re...

2d •

IT'S OFFICIAL! 🍪🚀 Become a Doughp investor today on **Wefunder**!

This morning we released a community round where YOU can invest (starting at just $100!) in Doughp to help fuel our next stage of growth! 🚀

Invest in our business and join our mission to break the stigma around mental health & addiction recovery - one bite at a time! An investment in Doughp is an investment in hope. ❤️

✅ Over the last 6 years we've sold more than $13M!

✅ Sold in 1,000+ doors within 1st year of retail launch (Costco, Walmart, Target, Kroger, & more!)

✅ Appeared on Shark Tank - TWICE. '19 and '22. Episodes re-air every month or so, all over the world.

✅ Ranked # 16 in Inc 5000 fastest-growing food & beverage private companies. (2021).

✅ FIRST company to ever successfully repay its Wefunder investors (from our 2018 rev. share raise)

✅ Donated more than $100,000 to mental health & addiction recovery non-profits.

We've been blown away by all the support so far and thank you to our lead investor, **Cheri Garcia**! Cheri is such a massive role model to me in the recovery advocacy space and has been a huge champion for me & Doughp!

Welcome to the Doughp family, everyone!

Let's dough this thing!!!!!

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.